File No. 812-________

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1.

NORTHSTAR CORPORATE INCOME, INC. AND NORTHSTAR GLOBAL CORPORATE INCOME MASTER FUND

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

NSAM J-BDC LTD AND NSAM J-CEF LTD

c/o NSAM Luxembourg S.à r.l.

6A Route De Trèves,

L-2633, Senningerberg

Luxembourg

OZ INSTITUTIONAL CREDIT MANAGEMENT LP, OZ MANAGEMENT LP, OZ MANAGEMENT II LP, OZ Overseas Intermediate Fund, L.P., OZ Overseas Intermediate Fund II, L.P., OZ Credit Opportunities Master Fund, Ltd., OZ Credit Opportunities Overseas Intermediate Fund, L.P., OZ Credit Opportunities Overseas Institutional Fund, L.P., Goldman Sachs Profit Sharing Master Trust, Gordel Capital Limited, Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund, OZEA, L.P., OZ Enhanced Master Fund, Ltd., OZ Europe Master Fund, Ltd., OZSC II, L.P., OZ GC Opportunities Master Fund, Ltd., OZNJ Private Opportunities, L.P., OZNJ Real Asset Opportunities, L.P., OZNJ Real Estate Opportunities, L.P., OZLM Funding, Ltd., OZLM Funding II, Ltd., OZLM Funding III, Ltd., OZLM Funding IV, Ltd., OZLM Funding V, Ltd., OZLM VI, Ltd., OZLM VII, Ltd., OZLM VIII, Ltd., OZLM IX, Ltd., OZLM X, Ltd., OZLM XI, Ltd., OZLM XII, Ltd., OZLM XIII, Ltd., OZLM XIV, Ltd., Och-Ziff Loan Management LP, Och-Ziff Europe Loan Management Limited, OZLME B.V., OZ Institutional Income Master Fund, Ltd., OZ Domestic Partners, L.P., OZ Domestic Partners II, L.P., OZ Overseas Fund, Ltd., OZ Overseas Fund II, Ltd., OZ Overseas Institutional Fund, Ltd., OZ Credit Opportunities Domestic Partners, L.P., OZ Credit Opportunities Overseas Fund, L.P., AND Och-Ziff Real Estate Credit Fund, L.P.

9 West 57th Street
39th Floor
New York, New York 10019

All Communications, Notices and Orders to:

Ronald J. Lieberman, Esq.	Julie Siegel, Esq.
Executive Vice President, General Counsel and Secretary	General Counsel
NorthStar Corporate Income, Inc.	Och-Ziff Capital Management Group LLC
399 Park Avenue, 18th Floor	9 West 57th Street
New York, New York 10022	39th Floor New York, New York 10019
(212) 547-2600	(212) 790-0041

Copies to:

Steven B. Boehm, Esq.	Michael K. Hoffman, Esq.
Sutherland Asbill & Brennan LLP	Skadden, Arps, Slate, Meagher & Flom LLP
700 6th St, N.W.	Four Times Square
Washington, D.C. 20001	New York, New York 10036
(202) 383-0100	(212) 735-2790

August 3, 2015

1

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NORTHSTAR CORPORATE INCOME, INC. AND NORTHSTAR GLOBAL CORPORATE INCOME MASTER FUND

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

NSAM J-BDC LTD AND NSAM J-CEF LTD

c/o NSAM Luxembourg S.à r.l.
6A Route De Trèves,
L-2633, Senningerberg
Luxembourg

OZ INSTITUTIONAL CREDIT MANAGEMENT LP, OZ MANAGEMENT LP, OZ MANAGEMENT II LP, OZ Overseas Intermediate Fund, L.P., OZ Overseas Intermediate Fund II, L.P., OZ Credit Opportunities Master Fund, Ltd., OZ Credit Opportunities Overseas Intermediate Fund, L.P.,

OZ Credit Opportunities Overseas Institutional Fund, L.P.,

Goldman Sachs Profit Sharing Master Trust, Gordel Capital Limited, Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund, OZEA, L.P., OZ Enhanced Master Fund, Ltd., OZ Europe Master Fund, Ltd., OZSC II, L.P., OZ GC Opportunities Master Fund, Ltd., OZNJ Private Opportunities, L.P., OZNJ Real Asset Opportunities, L.P., OZNJ Real Estate Opportunities, L.P., OZLM Funding, Ltd., OZLM Funding II, Ltd., OZLM Funding III, Ltd., OZLM Funding IV, Ltd., OZLM Funding V, Ltd., OZLM VI, Ltd., OZLM VII, Ltd., OZLM VIII, Ltd., OZLM IX, Ltd., OZLM X, Ltd., OZLM XI, Ltd., OZLM XII, Ltd., OZLM XIII, Ltd., OZLM XIV, Ltd., Och-Ziff Loan Management LP, Och-Ziff Europe Loan Management Limited, OZLME B.V., OZ Institutional Income Master Fund, Ltd., OZ Domestic Partners, L.P., OZ Domestic Partners II, L.P., OZ Overseas Fund, Ltd., OZ Overseas Fund II, Ltd., OZ Overseas Institutional Fund, Ltd., OZ Credit Opportunities Domestic Partners, L.P., OZ Credit Opportunities Overseas Fund, L.P., AND Och-Ziff Real Estate Credit Fund, L.P.

9 West 57th Street, 39th Floor
New York, New York 10019

File No.

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1.

2

INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Act:

•	NorthStar Corporate Income, Inc. (“NS BDC”),

•	NorthStar Global Corporate Income Master Fund (“NS Master Fund ,”[3] together with NS BDC, the “Existing Regulated Funds”),

1  Unless otherwise indicated, all section references herein are to the Act.

2  Unless otherwise indicated, all rule references herein are to rules under the Act.

3  NS Master Fund is part of a master/feeder structure, pursuant to which NorthStar Global Corporate Income Fund (the “Existing Feeder Fund”) invests all or substantially all of its assets in NS Master Fund. The Existing Feeder Fund is a closed-end investment company that is registered under the Act and that has the same investment objective and strategies as NS Master Fund. Any future closed-end investment company that is registered under the Act and that invests all or substantially all of its assets in the NS Master Fund (each, a “Future Feeder Fund,” and together with the Existing Feeder Fund, the “Feeder Funds”) will also have the same investment objective and strategies as NS Master Fund. All investments will be made at the NS Master Fund level and, therefore, the investment results of the Feeder Funds will correspond directly to the investment results of NS Master Fund. As a result of this structure, the Feeder Funds do not have investment advisers. Therefore no NSAM Adviser (as defined below) serves, or will serve, as investment adviser to a Feeder Fund and no OZ Affiliated Adviser (as defined below) serves, or will serve, as sub-adviser to a Feeder Fund.

3

•	NSAM J-BDC Ltd (“NSAM BDC Adviser”),

•	NSAM J-CEF Ltd (“NSAM CEF Adviser”),

•	OZ Institutional Credit Management LP (“OZ CM”),

•	OZ Management LP (“OZ Management”), OZ Management II LP (“OZ Management II”) (collectively, the “OZ Management Advisers”) and their investment advisory affiliates and subsidiaries set forth on Schedule A hereto (collectively, with the OZ Management Advisers and OZ CM, the “OZ Management Affiliated Advisers”), and

•	Investment funds set forth on Schedule A hereto, each of which is an entity whose investment adviser is an OZ Management Affiliated Adviser and that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) or Rule 3a-7 (collectively, the “Existing Co-Investment Affiliates” and, together with the Existing Regulated Funds, NSAM BDC Adviser, NSAM CEF Adviser, and the OZ Management Affiliated Advisers, the “Applicants”).

NSAM BDC Adviser will serve as the investment adviser to NS BDC and NSAM CEF Adviser will serve as the investment adviser to NS Master Fund, while OZ CM will serve as the sub-adviser to NS BDC and NS Master Fund, and an OZ Affiliated Adviser (as defined below) will serve as the investment adviser to the Co-Investment Affiliates (as defined below). NSAM BDC Adviser and NSAM CEF Adviser are not affiliated persons (as defined in the Act) of the OZ Affiliated Advisers. In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund4 (or a Wholly-Owned Investment Sub, as defined below) and one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates5 to participate in the same investment opportunities through a proposed co-investment

4  The term “Regulated Funds” means the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any future closed-end investment company (a) that is registered under the Act or has elected to be regulated as a business development company (“BDC”) under the Act, (b) whose investment adviser is an NSAM Adviser, (c) whose sub-adviser is an OZ Affiliated Adviser (as defined below) and (d) that intends to participate in the Co-Investment Program. Because the Feeder Funds do not have investment advisers, they are not Regulated Funds. The term “NSAM Adviser” means (a) NSAM BDC Adviser and NSAM CEF Adviser and (b) any future investment adviser that controls, is controlled by or is under common control with NSAM BDC Adviser or NSAM CEF Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The term “Adviser” means any NSAM Adviser or any OZ Affiliated Adviser. The term “OZ Affiliated Adviser” means the OZ Management Affiliated Advisers and any future investment adviser that controls, is controlled by or is under common control with the OZ Management Advisers and is registered as an investment adviser under the Advisers Act.

5  The term “Co-Investment Affiliates” means (a) the Existing Co-Investment Affiliates and (b) any Future Co-Investment Affiliate. “Future Co-Investment Affiliate” means any entity whose (i) investment adviser is an OZ Affiliated Adviser, (ii) that would be an investment company but for section 3(c)(1), 3(c)(5)(C), or 3(c)(7) or Rule 3a-7 and (iii) that is not a subsidiary of a Regulated Fund. The Co-Investment Affiliates may make their investments in the Co-Investment Program either directly or through special purpose vehicles owned solely by funds managed by the OZ Affiliated Advisers. For purposes hereof, investments by such special purpose vehicles shall be deemed to be investments by the respective Co-Investment Affiliates.

4

program (the “Co-Investment Program”) where such participation would otherwise be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. As used herein, “Co-Investment Transaction” means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Sub) participated together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Sub) could not participate together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates without obtaining and relying on the Order.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Board of a Regulated Fund6 has the sole authority to make all determinations with respect to the Wholly-Owned Investment Sub’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) or Rule 3a-7. Any future subsidiaries of the Regulated Funds that participate in the Co-Investment Program will be Wholly-Owned Investment Subs.

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate or another Regulated Fund because it would be a company controlled by the Regulated Fund for purposes of Sections 17(d) and 57(a)(4) and Rule 17d-l. Applicants request that a Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subs. The Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co- Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

6  The term “Board” means, with respect to any Regulated Fund, the board of directors or the board of trustees, as applicable, of that Regulated Fund (including the board of directors of NS BDC or the board of trustees of NS Master Fund, as applicable).

5

I.	APPLICANTS

A. NS BDC

NS BDC was organized under the General Corporation Law of the State of Maryland on November 20, 2014 for the purpose of operating as an externally-managed, non-diversified closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the Act.7 In addition, NS BDC intends to elect to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. NS BDC’s principal place of business is 399 Park Avenue, New York, New York 10022.

A substantial portion of NS BDC’s portfolio consists of senior and subordinated debt, and may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by options or other forms of equity participation. NS BDC may also separately purchase common or preferred equity interests in transactions. NS BDC’s investment objective is to maximize current income consistent with the preservation of capital, as well as capital appreciation. NS BDC will be advised by NSAM BDC Adviser pursuant to an investment advisory and administrative services agreement (the “NS BDC Advisory Agreement”). NS BDC will be sub-advised by OZ CM pursuant to the investment sub-advisory agreement among NS BDC, NSAM BDC Adviser and OZ CM (the “NS BDC Sub-Advisory Agreement”).

NS BDC’s business and affairs will be managed under the direction of a Board.  NS BDC will have a Board of which a majority of members are not “interested persons” of NS BDC within the meaning of Section 2(a)(19) of the Act (the “Independent Directors”).8

B. NS Master Fund

NS Master Fund was organized under the Delaware Statutory Trust Act on July 24, 2015 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company registered under the Act. In addition, NS Master Fund intends to elect to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. NS Master Fund’s principal place of business is 399 Park Avenue, New York, New York 10022.

As discussed above, NS Master Fund is part of a master feeder structure, pursuant to which the Existing Feeder Fund invests substantially all of its assets in the NS Master Fund. NS Master Fund’s investment objective is the same as that of the Existing Feeder Fund, to offer an attractive total return while seeking to maximize current income, as well as capital appreciation.

7  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

8  The term “Independent Directors” as used in this application refers to the directors or trustees, as applicable, of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6

Future Feeder Funds may be created over time that will also invest substantially all of their assets in the common shares of NS Master Fund. NS Master Fund will be advised by NSAM CEF Adviser pursuant to the investment advisory and administrative services agreement (the “NS Master Fund Advisory Agreement”). NS Master Fund will be sub-advised by OZ CM pursuant to an investment sub-advisory agreement among NS Master Fund, NSAM CEF Adviser and OZ CM (the “NS Master Fund Sub-Advisory Agreement”).

NS Master Fund’s business and affairs will be managed under the direction of a Board, of which a majority of members are Independent Directors.

C. NSAM BDC Adviser

NSAM BDC Adviser, an affiliate of NorthStar Asset Management Group (“NorthStar”), will serve as the investment adviser to NS BDC. NSAM BDC Adviser is a Jersey limited company formed in November 2014. NSAM BDC Adviser will register with the Commission under the Advisers Act prior to relying on the Order.9 NorthStar is a leading global asset management firm focused on strategically managing real estate and alternative investment platforms in the United States and internationally.

D. NSAM CEF Adviser

NSAM CEF Adviser, an affiliate of NorthStar, will serve as the investment adviser to NS Master Fund. NSAM CEF Adviser is a Jersey limited company formed on July 20, 2015. NSAM CEF Adviser will register with the Commission under the Advisers Act prior to relying on the Order.

E. Existing Co-Investment Affiliates

Och-Ziff Capital Management Group LLC, founded in 1994, is a leading global institutional alternative asset manager with $47.3 billion in assets under management, as of April 1, 2015, across equities, credit, real estate/private investments and convertible/derivative arbitrage. The OZ Management Affiliated Advisers are subsidiaries of Och-Ziff Capital Management Group LLC (collectively, “Och-Ziff”).

Och-Ziff serves the investment needs of a diversified institutional investor base, providing asset management services through alternative investment vehicles and accounts that pursue a broad range of global investment opportunities. As of April 1, 2015, Och-Ziff had 596 employees worldwide, including 165 investment professionals, with offices in New York, London, Hong Kong, Mumbai, Beijing, Shanghai and Dubai. As part of its global platform, Och-Ziff has managed credit investments since 1999 across both alternative and traditional investment solutions, including global multi-strategy funds, traditional credit strategies and single-strategy funds.

9  OZ CM is registered as an adviser with the Commission, but has not yet commenced advising registered investment companies or BDCs. NSAM BDC Adviser and NSAM CEF Adviser will each register as investment advisers with the Commission prior to relying on the Order. As such, this application describes the compliance program that NSAM BDC Adviser, NSAM CEF Adviser, OZ CM and the other OZ Management Affiliated Advisers will have upon such registration and reliance upon the Order.

7

Och-Ziff’s credit asset management is conducted through its credit strategies investment team, which manages approximately $16.8 billion of assets under management as of April 1, 2015 across both the performing credit marketplace, including leveraged loans, high-yield bonds, private credit/bespoke financing and investment grade credit, and the opportunistic credit marketplace, including distressed bonds and loans, mezzanine debt, CLO equity and other structured credit instruments. Och-Ziff’s institutional credit strategies investment team, a group within the credit strategies investment team that focuses on performing credit, manages approximately $5.9 billion of assets under management as of April 1, 2015. In 2014, Och-Ziff purchased for its clients over $19.7 billion in U.S. corporate credit and $12.3 billion in U.S. leveraged loans.

OZ CM, a subsidiary of Och-Ziff, will serve as the sub-adviser to NS BDC and NS Master Fund and OZ CM or another OZ Affiliated Adviser will serve as sub-adviser to any Future Regulated Fund. OZ CM is a Delaware limited liability partnership formed on November 26, 2014 and is registered as an investment adviser with the Commission.

The Existing Co-Investment Affiliates are listed in Schedule A and each would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) or Rule 3a-7 of the Act. Each Co-Investment Affiliate has, or will have, investment objectives and strategies that are similar to, or overlap with the investment objective and strategies of each Regulated Fund.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A. Co-Investment Transactions by the Regulated Funds and the Co-Investment Affiliates

1. Mechanics of the Co-Investment Program

As previously described, NSAM BDC Adviser will serve as NS BDC’s investment adviser, and OZ CM will serve as NS BDC’s sub-adviser. NSAM CEF Adviser will serve as NS Master Fund’s investment adviser, and OZ CM will serve as NS Master Fund’s sub-adviser. An NSAM Adviser will serve as the investment adviser to any Future Regulated Fund and an OZ Affiliated Adviser will serve as sub-adviser to any Future Regulated Fund. An NSAM Adviser will be responsible for the overall management of each Regulated Fund’s activities, and an OZ Affiliated Adviser will be responsible for the day-to-day management of each Regulated Fund’s investment portfolio, in each case consistent with their fiduciary duties. NSAM BDC Adviser will provide its investment advisory services to NS BDC pursuant to the NS BDC Advisory Agreement, and NSAM CEF Adviser will provide its investment advisory services to NS Master Fund pursuant to the NS Master Fund Advisory Agreement. OZ CM will provide its investment advisory services to NS BDC under the NS BDC Sub-Advisory Agreement, and will provide its investment advisory services to NS Master Fund under the NS Master Fund Sub-Advisory Agreement. Importantly, the relationship between the applicable NSAM Adviser, as investment adviser to a Regulated Fund, and the applicable OZ Affiliated Adviser, as sub-adviser to a Regulated Fund, will be arm’s length, and the applicable OZ Affiliated Adviser will be able to withdraw on 120 days’ written notice.10

10  Each sub-advisory agreement may also be terminated by the applicable Regulated Fund, through a Board resolution or shareholder vote in accordance with Section 15(a) of the Act.

8

Although the OZ Affiliated Adviser serving as sub-adviser will identify and recommend investments for the applicable Regulated Fund, prior to any investment by such Regulated Fund, the applicable sub-advisory agreement will require that the applicable OZ Affiliated Adviser either: (i) present each proposed investment to the investment committee of the applicable NSAM Adviser for approval or (ii) determine that such investment falls into one of certain categories that have been pre-approved by the applicable NSAM Adviser (a “Pre-Approved Investment”). Through this authority to approve or reject any investment proposed by the applicable OZ Affiliated Adviser, either directly or through Pre-Approved Investments, the applicable NSAM Adviser will have ultimate authority with respect to such Regulated Fund’s investments, subject in each case to the oversight of the respective Board.

Each OZ Affiliated Adviser has an investment committee through which the OZ Affiliated Adviser will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for the applicable Regulated Fund. In the case of a Potential Co-Investment Transaction, an OZ Affiliated Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Fund for which it serves as sub-adviser consistent with the requirements of condition 2(a). Applicants note that each OZ Affiliated Adviser, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures. Each OZ Affiliated Adviser’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each OZ Affiliated Adviser client may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each OZ Affiliated Adviser client would participate in investment opportunities fairly and equitably. Applicants note that each Existing Regulated Fund has adopted its own allocation policies and procedures, and each other Regulated Fund will adopt its own allocation policies and procedures, which incorporate the OZ Affiliated Advisers’ allocation policies and procedures. The applicable OZ Affiliated Adviser would then either: (i) present the Potential Co-Investment Transaction and proposed allocation for each Regulated Fund for which it serves as sub-adviser to the applicable NSAM Adviser, for that NSAM Adviser’s investment committee’s approval or (ii) if the Potential Co-Investment Transaction qualified as a Pre-Approved Investment, effect the transaction without further consultation with the applicable NSAM Adviser. If the Potential Co-Investment Transaction did not qualify as a Pre-Approved Investment and the approval of the applicable NSAM Adviser were therefore required, the applicable NSAM Adviser investment committee would review the applicable OZ Affiliated Adviser’s recommendation for each applicable Regulated Fund and would have the ability to ask questions of the applicable OZ Affiliated Adviser and request additional information from that OZ Affiliated Adviser. The applicable NSAM Adviser investment committee would also retain the ability to ask questions of the OZ Affiliated Adviser and request additional information from the OZ Affiliated Adviser if the Potential Co-Investment Transaction were a Pre-Approved Investment. If the applicable NSAM Adviser investment committee approved the investment for such Regulated Fund or the investment were a Pre-Approved Investment approved by the applicable OZ Affiliated Adviser, the investment and all relevant allocation information would then be presented to such Regulated Fund’s Board for its approval in accordance with the conditions of this Application. Applicants believe the investment process between each applicable OZ Affiliated Adviser and each applicable NSAM

9

Adviser prior to seeking approval from such Regulated Fund’s Board, is significant and provides for additional procedures and processes to ensure that each such Regulated Fund is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the conditions.

In selecting investments for the Regulated Funds, the Advisers to the Regulated Fund will consider only the investment objective, investment policies, investment position, Available Capital (defined below), and other pertinent factors applicable to each Regulated Fund. Likewise, when selecting investments for the Co-Investment Affiliates, the Adviser will select investments for the Co-Investment Affiliates, considering only the investment objective, investment policies, investment position, Available Capital and other pertinent factors applicable to each Co-Investment Affiliate. As described herein, each of the Co-Investment Affiliates has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies11 of each of the Regulated Funds. To the extent there is a Potential Co-Investment Transaction that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more of the Co-Investment Affiliates, the Advisers would expect such Regulated Funds and Co-Investment Affiliates to co-invest with each other, with certain exceptions, as discussed below.12

Under the Co-Investment Program, each Co-Investment Transaction would be allocated among the participating Regulated Funds and Co-Investment Affiliates. Each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority of each Regulated Fund.13

All subsequent activity, meaning either to: (a) sell, exchange or otherwise dispose of an investment (collectively, a “Disposition”) or (b) complete a Follow-On Investment,14 in respect of an investment acquired in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata Dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata Disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the Disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that

11  The term “Objectives and Strategies,” with respect to each Regulated Fund, means the Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to stockholders.

12  The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

13  The term “Required Majority” has the meaning provided in Section 57(o) of the Act. The term “Eligible Directors” means the directors who are eligible to vote under section 57(o). In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

14  The term “Follow-On Investment” means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

10

Regulated Fund’s participation in pro rata Dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such Disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata Dispositions and Follow-On Investments with the result that all Dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to each Regulated Fund’s and to each Co-Investment Affiliate’s purchase be the same.

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Co-Investment Affiliate’s Available Capital is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Co-Investment Affiliate’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

2. Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Regulated Funds and the Co-Investment Affiliates will increase the number of favorable investment opportunities for each Regulated Fund. The Co-Investment Program will be effected for a Regulated Fund only if it is approved by the Regulated Fund’s Required Majority on the basis that it would be advantageous for the Regulated Fund to have the additional capital from the Co-Investment Affiliates and/or other Regulated Funds available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Regulated Funds typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.

In view of the foregoing, in cases where an Adviser identifies investment opportunities requiring larger capital commitments, the Adviser must seek the participation of other entities with similar investment styles. The availability of the Co-Investment Affiliates or additional Regulated Funds as investing partners of a Regulated Fund may alleviate some of that necessity in certain circumstances. A Regulated Fund could lose some investment opportunities if its Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a Regulated Fund’s individual or aggregate investment limits require the Advisers to arrange a syndication with unaffiliated entities, such Regulated Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the other Regulated Funds and

11

the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Fund.

The Advisers and the Board of each Regulated Fund believe that it will be advantageous for each Regulated Fund to co-invest with one or more other Regulated Funds and/or one or more Co-Investment Affiliates and that these co-investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Regulated Fund.

The Advisers also believe that co-investment among the Regulated Funds and the Co-Investment Affiliates will afford each Regulated Fund the ability to achieve greater diversification and, together with the other Regulated Funds and the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which they co-invest.

B. Applicable Law

1. Sections 17(d), 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered closed- end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

12

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the Regulated Fund in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) defines an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

C. Need for Relief

Co-Investment Transactions may be prohibited by Sections 17(d) and/or 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Co-Investment Affiliates and the other Regulated Funds fall within the category of persons described by Section 17(d) or 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each Regulated Fund. Each of the other Regulated Funds may be deemed to be affiliated persons of a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (a) NSAM BDC Adviser and NSAM CEF Adviser advise and may be deemed to control NS BDC and NS Master Fund, respectively, and any Future Regulated Fund will be advised by and may be deemed to be controlled by an NSAM Adviser and (b) the NSAM Advisers are all under common control.

13

Thus, each other Regulated Fund could be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) or 17(d) and therefore prohibited by Sections 17(d) and/or 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions with each Regulated Fund. Section 17(d) and Section 57(b) also apply to any investment adviser to a closed-end fund or a BDC, respectively, including a sub-adviser. Thus, OZ CM and any Co-Investment Affiliate that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because other OZ Affiliated Advisers are “affiliated persons” of OZ CM, Co-Investment Affiliates advised by any of them could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting a Regulated Fund and one or more other Regulated Funds and/or one or more Co-Investment Affiliates to participate in the same investment opportunities through the Co-Investment Program.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years,15 and two precedents involve a sub-adviser.16 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. Applicants note, in particular, that the

15 See Benefit Street Partners BDC, Inc., et al. (File No. 812-14126), Release No. IC-31686 (June 23, 2015) (order), Release No. IC-31651 (May 27, 2015) (notice); TCW Direct Lending LLC, et al. (File No. 812-14382), Release No. IC-31649 (May 27, 2015) (order), Release No. IC-31589 (April 30, 2015) (notice); Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al. (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Fifth Street Finance Corp., et al. (File No. 812-14132), Release No. IC-31247 (Sept. 9, 2014) (order), Release No. IC-31212 (Aug. 14, 2014) (notice); Solar Capital Ltd., et al. (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); WhiteHorse Finance, Inc., et al. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134), Release No. IC-31015 (Apr. 15, 2014) (order), Release No. IC-30985 (Mar. 19, 2014) (notice); HMS Income Fund, Inc., et al. (File No. 812-14016), Release No. IC-31016 (Apr. 15, 2014) (order), Release No. IC-30984 (Mar. 18, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice), FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC-30526 (May 21, 2013) (order), Release No. IC-30494 (Apr. 25, 2013) (notice).

16 Benefit Street Partners BDC, Inc., et al. (File No. 812-14126), Release No. IC-31686 (June 23, 2015) (order), Release No. IC-31651 (May 27, 2015) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC-30526 (May 21, 2013) (order), Release No. IC-30494 (Apr. 25, 2013) (notice).

14

co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Fifth Street Finance Corp. and its affiliates, for which an order was granted on September 9, 2014, Corporate Capital Trust, Inc. and its affiliates, for which an order was granted on May 21, 2013, and Benefit Street Partners BDC, Inc. and its affiliates, for which an order was granted on June 23, 2015. Although the various precedents only address the ability of one Regulated Fund that is sub-advised by a particular investment adviser to co-invest with other entities that are advised by that same investment adviser or other investment advisers controlling, controlled by, or under common control with that same investment adviser, Applicants believe that the presence of more than one sub-advised Regulated Fund does not require a change to the formulae and procedures set forth as conditions herein. Specifically, the conditions can be applied as easily to multiple sub-advised Regulated Funds as to one sub-advised Regulated Fund, and the application of such conditions would impose no greater a burden on the applicable boards. Moreover, there are numerous precedents for the ability of multiple advised Regulated Funds to co-invest with each other.17 The fact that these Regulated Funds are sub-advised should create no additional conflict of interest that is not already addressed by the existing conditions. Applicants note that all of the Regulated Funds and Co-Investment Affiliates participating in the Co-Investment Program are either advised or sub-advised by an OZ Affiliated Adviser. All Potential Co-Investment Transactions will be sourced by an OZ Affiliated Adviser and therefore all Potential Co-Investment Transactions will be subject to Condition 1.

F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Regulated Funds will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Advisers or the principals of the Advisers would not be able to favor the Co-Investment Affiliates over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Regulated Fund will also be attractive investment opportunities for one or more Co-Investment Affiliates and/or one or more other Regulated Funds, Applicants

17  See supra n.15.

15

submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one Regulated Fund or the Co-Investment Affiliates as opportunities arise.

Applicants submit that each Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Advisers would not be able to favor the Co-Investment Affiliates over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them.

After making the determinations required in conditions 1 and 2(a), other than in the case of pro rata Dispositions and Follow-On Investments as provided for in conditions 7 and 8, the Advisers to the Regulated Fund will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Regulated Fund.

Applicants believe that participation by the Regulated Funds in pro rata Dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.

G. Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

1.	Each time an OZ Affiliated Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, each Adviser to the Regulated Fund will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

a.	If each Adviser to a Regulated Fund deems participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Advisers will then determine an appropriate level of investment for the Regulated Fund.

b.	If the aggregate amount recommended by the Advisers to a Regulated Fund to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party’s Available Capital in the asset class being

16

allocated, up to the amount proposed to be invested by each.18 The Advisers to a Regulated Fund will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

c.	After making the determinations required in conditions 1 and 2(a), the Advisers to the Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Fund and each Co-Investment Affiliate to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Co-Investment Affiliates only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:
A.	the interests of the Regulated Fund’s stockholders; and
B.	the Regulated Fund’s then-current Objectives and Strategies;
iii.	the investment by the other Regulated Funds or any Co-Investment Affiliates would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Co-Investment Affiliate; provided that, if any other Regulated Fund or Co-Investment Affiliate, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;
B.	the Advisers to the Regulated Fund agree to, and do, provide periodic reports to the Board of the Regulated Fund with respect to

18  After the Potential Co-Investment Transaction has been allocated as between the participating Regulated Funds and the participating Co-Investment Affiliates in the manner just described, the portion allocated to the participating Co-Investment Affiliates will be allocated among them pursuant to the OZ Affiliated Advisers’ allocation policies and procedures.

17

the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any other Regulated Fund, or any Co-Investment Affiliate, or any affiliated person of any other Regulated Fund or any Co-Investment Affiliate receives in connection with the right of any other Regulated Fund or a Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (which each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

iv.	the proposed investment by the Regulated Fund will not benefit the Advisers to the Regulated Fund, the Co-Investment Affiliates, the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.
4.	The Advisers to the Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds and Co-Investment Affiliates during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8 below,[19] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Co-Investment Affiliate, or any affiliated person of another Regulated Fund or Co-Investment Affiliate is an existing investor.

19  This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

18

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Co-Investment Affiliate. The grant to a Co-Investment Affiliate or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.

a.	If any Co-Investment Affiliate or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Advisers to the Regulated Fund will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed Disposition at the earliest practical time; and
ii.	formulate a recommendation as to participation by each applicable Regulated Fund in the Disposition.

b.	Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Co-Investment Affiliates and any other Regulated Funds.

c.	A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition is proportionate to its outstanding investments in the issuer immediately preceding the Disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this condition. In all other cases, the Advisers to the Regulated Fund will provide their written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

d.	Each Co-Investment Affiliate and each Regulated Fund will bear its own expenses in connection with any such Disposition.

8.

a.	If any Co-Investment Affiliate or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Advisers to the Regulated Fund will:

19

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and
ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each applicable Regulated Fund.
b.	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and each Regulated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, the Advisers to the Regulated Fund will provide their written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

c.	If, with respect to any Follow-On Investment:
i.	the amount of the Follow-On Investment is not based on the Co-Investment Affiliates’ and the Regulated Funds’ outstanding investments immediately preceding the Follow-On Investment; and
ii.	the aggregate amount recommended by the Advisers to a Regulated Fund to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each participating party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.[20]

d.	The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning all Potential Co-Investment

20  After the Follow-On Investment has been allocated as between the participating Regulated Funds and the participating Co-Investment Affiliates in the manner just described, the portion allocated to the participating Co-Investment Affiliates will be allocated among them pursuant to the OZ Affiliated Advisers’ allocation policies and procedures.

20

Transactions and Co-Investment Transactions that fell within the Regulated Fund’s then-current Objectives and Strategies, including investments made by the Co-Investment Affiliates and the other Regulated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the Act.

11.	No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any Co-Investment Affiliate.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Co-Investment Affiliates and the Regulated Funds, be shared by the participating Co-Investment Affiliates and the participating Regulated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.	Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Co-Investment Affiliates and Regulated Funds on a pro rata basis based on the amount they each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Co-Investment Affiliates and Regulated Funds based on the amount each invests in such Co-Investment Transaction. None of the Co-Investment Affiliates, the Regulated Funds, the Advisers nor any affiliated person of the Regulated Funds or Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Co-Investment Affiliates and the Regulated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with their respective investment advisory agreements with the Regulated Funds and Co-Investment Affiliates).

14.	The Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that an NSAM Adviser will be notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Regulated

21

Fund that it advises and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

III. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Ronald J. Lieberman, Esq.
Executive Vice President, General Counsel and Secretary

NorthStar Corporate Income, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600

Julie Siegel, Esq.
General Counsel
Och-Ziff Capital Management Group LLC
9 West 57th Street
39th Floor
New York, New York 10019
(212) 790-0041

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 6th St, N.W.
Washington, D.C. 20001
(202) 383-0100

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that each of NS BDC, by resolution duly adopted by its sole director on July 23, 2015 (attached hereto as Exhibit A), and NS Master Fund, by resolution duly adopted by its sole trustee on July 23, 2015 (attached hereto as Exhibit B), has authorized to cause to be prepared and to execute and file with the

22

Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order pursuant to Section 57(i) of the Act, and Rule 17d-1 under the Act, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of such Act and Rule 17d-1. Each person executing the Application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 3rd day of August, 2015.

NORTHSTAR CORPORATE INCOME, INC.

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NORTHSTAR GLOBAL CORPORATE INCOME MASTER FUND

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NSAM J-BDC LTD

By:	/s/ Jon Farkas
Name:	Jon Farkas
Title:	Director

NSAM J-CEF LTD

By:	/s/ Jon Farkas
Name:	Jon Farkas
Title:	Director

OZ INSTITUTIONAL CREDIT MANAGEMENT LP

By: OZ Institutional Credit Management LLC, its General Partner
By: OZ Management LP, its Member
By: Och-Ziff Holdings Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

23

OZ MANAGEMENT LP

By: Och-Ziff Holding Corporation, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ MANAGEMENT LP II

By: Och-Ziff Holding II LLC, its General Partners
By: OZ Management LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Overseas Intermediate Fund, L.P.

By: OZ Advisors II LP, its General Partner
By: Och-Ziff Holding LLC, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Overseas Intermediate Fund II, L.P.

By: OZ Advisors II LP, its General Partner
By: Och-Ziff Holding LLC, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities Master Fund, Ltd.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities OVERSEAS INTERMEDIATE Fund, L.P.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities OVERSEAS INSTITUTIONAL Fund, L.P.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

24

Goldman Sachs Profit Sharing Master Trust

By: OZ Management II LP, its investment manager

By: Och-Ziff Holding II LLC, its General Partners
By: OZ Management LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Gordel Capital Limited

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund

By: OZ Management LP, its investment manager
By: Och-Ziff Holdings Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZEA, L.P.

By: OZEA GP, L.P., its General Partner
By: OZEA GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Enhanced Master Fund, Ltd.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Europe Master Fund, Ltd.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZSC II, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

25

OZ GC Opportunities Master Fund, Ltd.

By: OZ GC Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ GC Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Private Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Real Asset Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Real Estate Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZLM Funding, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding II, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding III, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding IV, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

26

OZLM Funding V, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VI, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VIII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM IX, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM X, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XI, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

27

OZLM XIII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XIV, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

Och-Ziff Loan Management LP

By: Och-Ziff Loan Managment LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Och-Ziff Europe Loan Management Limited

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Director

OZLME B.V.

By:	/s/ P.T.W. Rutovitz
Name:	P.T.W. Rutovitz
Title:	Managing Director

OZ Institutional Income Master Fund, Ltd.

By: Och-Ziff Loan Management LP, its investment manager
By: Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Domestic Partners, L.P.

By: OZ Advisors LP, its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Domestic Partners II, L.P.

By: OZ Advisors LP, its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

28

OZ OVERSEAS FUND, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS FUND II, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS INSTITUTIONAL FUND, LTD.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ CREDIT OPPORTUNITIES DOMESTIC PARTNERS, L.P.

By: OZ Advisors LP., its General Partner
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ CREDIT OPPORTUNITIES OVERSEAS FUND, L.P.

By: OZ Management LP, its investment manager
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OCH-ZIFF REAL ESTATE CREDIT FUND, L.P.

By: Och-Ziff Real Estate Credit Capital L.P., its General Partner
By: Och-Ziff Real Estate Credit Capital LLC, its General Partner
By: Och-Ziff Real Estate Management LP, its Managing Member
By: Och-Ziff Real Estate Advisors LP, its General Partner
By: Och-Ziff Real Estate GP LLC, its General Partner

By:	/s/ Steven Orbuch
Name:	Steven Orbuch
Title:	President

29

VERIFICATION

The undersigned states that he has duly executed the foregoing Application dated August 3, 2015 for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NORTHSTAR CORPORATE INCOME, INC.

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NORTHSTAR GLOBAL CORPORATE INCOME MASTER FUND

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chief Executive Officer and President

NSAM J-BDC LTD

By:	/s/ Jon Farkas
Name:	Jon Farkas
Title:	Director

NSAM J-CEF LTD

By:	/s/ Jon Farkas
Name:	Jon Farkas
Title:	Director

OZ INSTITUTIONAL CREDIT MANAGEMENT LP

By: OZ Institutional Credit Management LLC, its General Partner
By: OZ Management LP, its Member
By: Och-Ziff Holdings Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ MANAGEMENT LP

By: Och-Ziff Holding Corporation, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

30

OZ MANAGEMENT LP II

By: Och-Ziff Holding II LLC, its General Partners
By: OZ Management LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Overseas Intermediate Fund, L.P.

By: OZ Advisors II LP, its General Partner
By: Och-Ziff Holding LLC, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Overseas Intermediate Fund II, L.P.

By: OZ Advisors II LP, its General Partner
By: Och-Ziff Holding LLC, its General Partners

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities Master Fund, Ltd.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities OVERSEAS INTERMEDIATE Fund, L.P.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Credit Opportunities OVERSEAS INSTITUTIONAL Fund, L.P.

By: OZ Credit Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ Credit Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Goldman Sachs Profit Sharing Master Trust

By: OZ Management II LP, its investment manager

By: Och-Ziff Holding II LLC, its General Partners
By: OZ Management LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

31

Gordel Capital Limited

By: OZ Management LP, its investment manager By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund

By: OZ Management LP, its investment manager By: Och-Ziff Holdings Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZEA, L.P.

By: OZEA GP, L.P., its General Partner By: OZEA GP, LLC, its General Partner By: OZ Advisors LP, its Member By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Enhanced Master Fund, Ltd.

By: OZ Management LP, its investment manager By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ Europe Master Fund, Ltd.

By: OZ Management LP, its investment manager By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZSC II, L.P.

By: OZSC GP, L.P., its General Partner By: OZSC GP, LLC, its General Partner By: OZ Advisors LP, its Member By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ GC Opportunities Master Fund, Ltd.

By: OZ GC Opportunities Overseas Fund GP, L.P., its General Partner
By: OZ GC Opportunities Overseas Fund GP, LLC, its General Partner
By: OZ Advisors II LP, its Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

32

OZNJ Private Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Real Asset Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZNJ Real Estate Opportunities, L.P.

By: OZSC GP, L.P., its General Partner
By: OZSC GP, LLC, its General Partner
By: OZ Advisors LP, its Member
By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZLM Funding, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding II, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding III, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding IV, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM Funding V, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

33

OZLM VI, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM VIII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM IX, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM X, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XI, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

OZLM XIII, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

34

OZLM XIV, Ltd.

By:	/s/ Carrie Bunton
Name:	Carrie Bunton
Title:	Director

Och-Ziff Loan Management LP

By: Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

Och-Ziff Europe Loan Management Limited

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Director

OZLME B.V.

By:	/s/ P.T.W. Rutovitz
Name:	P.T.W. Rutovitz
Title:	Managing Director

OZ Institutional Income Master Fund, Ltd.

By: Och-Ziff Loan Management LP, its investment manager By: Och-Ziff Loan Management LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ DOMESTIC PARTNERS, L.P.

By: OZ Advisors LP, its General Partner By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ DOMESTIC PARTNERS II, L.P.

By: OZ Advisors LP, its General Partner By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

35

OZ OVERSEAS FUND, LTD.

By: OZ Management LP, its investment manager By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS FUND II, LTD.

By: OZ Management LP, its investment manager By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ OVERSEAS INSTITUTIONAL FUND, LTD.

By: OZ Management LP, its investment manager By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ CREDIT OPPORTUNITIES DOMESTIC PARTNERS, L.P.

By: OZ Advisors LP., its General Partner By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OZ CREDIT OPPORTUNITIES OVERSEAS FUND, L.P.

By: OZ Management LP, its investment manager By: Och-Ziff Holding Corporation, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer

OCH-ZIFF REAL ESTATE CREDIT FUND, L.P.

By: Och-Ziff Real Estate Credit Capital L.P., its General Partner
By: Och-Ziff Real Estate Credit Capital LLC, its General Partner
By: Och-Ziff Real Estate Management LP, its Managing Member
By: Och-Ziff Real Estate Advisors LP, its General Partner
By: Och-Ziff Real Estate GP LLC, its General Partner

By:	/s/ Steven Orbuch
Name:	Steven Orbuch
Title:	President

36

SCHEDULE A

OZ Management Affiliated Advisers

Och-Ziff Loan Management LP

Och-Ziff Europe Loan Management Limited

Existing Co-Investment Affiliates

OZ Overseas Intermediate Fund, L.P.

OZ Overseas Intermediate Fund II, L.P.

OZ Credit Opportunities Master Fund, Ltd.

OZ Credit Opportunities Overseas Intermediate Fund, L.P.

OZ Credit Opportunities Overseas Institutional Fund, L.P.

Goldman Sachs Profit Sharing Master Trust

Gordel Capital Limited

Merrill Lynch Investment Solutions – Och-Ziff European Multi-Strategy UCITS Fund

OZEA, L.P.

OZ Enhanced Master Fund, Ltd.

OZ Europe Master Fund, Ltd.

OZSC II, L.P.

OZ GC Opportunities Master Fund, Ltd.

OZNJ Private Opportunities, L.P.

OZNJ Real Asset Opportunities, L.P.

OZNJ Real Estate Opportunities, L.P.

OZLM Funding, Ltd.

OZLM Funding II, Ltd.

OZLM Funding III, Ltd.

OZLM Funding IV, Ltd.

OZLM Funding V, Ltd.

OZLM VI, Ltd.

OZLM VII, Ltd.

OZLM VIII, Ltd.

OZLM IX, Ltd.

OZLM X, Ltd.

OZLM XI, Ltd.

OZLM XII, Ltd.

OZLM XIII, Ltd.

OZLM XIV, Ltd.

OZLME B.V.

OZ Institutional Income Master Fund, Ltd.

OZ Domestic Partners, L.P.

OZ Domestic Partners II, L.P.

OZ Overseas Fund, Ltd.

OZ Overseas Fund II, Ltd.

OZ Overseas Institutional Fund, Ltd.

OZ Credit Opportunities Domestic Partners, L.P.

OZ Credit Opportunities Overseas Fund, L.P.

Och-Ziff Real Estate Credit Fund, L.P.

37

Exhibit A

Resolutions of the Sole Director of

NorthStar Corporate Income, Inc.

WHEREAS, the sole Director has reviewed the Company’s exemptive application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated under the Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act (the “Co-Investment Exemptive Application”); and

WHEREAS, the sole Director has reviewed the Company’s exemptive application, a copy of which is attached hereto as Exhibit B, for an order of SEC pursuant to Sections 6(c), 17(d) and 57(i) of the Act, and Rule 17d-1 promulgated under the Act, permitting (i) multi-class share structures that may be prohibited by Sections 18(c), 18(i) and 61(a) of the Act; (ii) contingent deferred sales charges that may be prohibited by Rule 23c-3 under the Act; and (iii) certain joint transactions that may be prohibited by Sections 17(d) and 57(i) of the Act (the “Multi-Class Exemptive Application” and, together with the Co-Investment Exemptive Application, the “Exemptive Applications”);

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Applications, in substantially the forms attached hereto as Exhibit A and Exhibit B, respectively; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Applications, any SEC correspondence related to the Exemptive Applications and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such

38

approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Written Consent dated July 23, 2015)

39

Exhibit B

Resolutions of the Sole Trustee of

NorthStar Global Corporate Income Master Fund

WHEREAS, the sole Trustee has reviewed the Company’s exemptive application, a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated under the Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the Act (the “Co-Investment Exemptive Application”); and

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Co-Investment Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Co-Investment Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by Written Consent dated July 23, 2015)

40